Exhibit 99.1

TELUS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

MARCH 31, 2019

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

		Three months
Periods ended March 31 (millions except per share amounts)	Note	2019	2018
OPERATING REVENUES
Service		$3,020	$2,886
Equipment		469	465
Revenues arising from contracts with customers	6	3,489	3,351
Other operating income	7	17	26
		3,506	3,377
OPERATING EXPENSES
Goods and services purchased		1,421	1,408
Employee benefits expense	8	706	700
Depreciation	17	470	411
Amortization of intangible assets	18	147	139
		2,744	2,658
OPERATING INCOME		762	719
Financing costs	9	168	156
INCOME BEFORE INCOME TAXES		594	563
Income taxes	10	157	151
NET INCOME		437	412
OTHER COMPREHENSIVE INCOME	11
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		(49)	(7)
Foreign currency translation adjustment arising from translating financial statements of foreign operations		6	(4)
		(43)	(11)
Items never subsequently reclassified to income
Employee defined benefit plan re-measurements		24	(43)
		(19)	(54)
COMPREHENSIVE INCOME		$418	$358
NET INCOME ATTRIBUTABLE TO:
Common Shares		$428	$410
Non-controlling interests		9	2
		$437	$412
COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares		$406	$357
Non-controlling interests		12	1
		$418	$358
NET INCOME PER COMMON SHARE	12
Basic		$0.71	$0.69
Diluted		$0.71	$0.69

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic		600	595
Diluted		600	595

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	Note	March 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and temporary investments, net		$588	$414
Accounts receivable	6(b)	1,645	1,600
Income and other taxes receivable		48	3
Inventories	1(b)	359	376
Contract assets	6(c)	862	860
Prepaid expenses	20	626	539
Current derivative assets	4(d)	27	49
		4,155	3,841
Non-current assets
Property, plant and equipment, net	17	13,321	12,091
Intangible assets, net	18	11,015	10,934
Goodwill, net	18	4,877	4,745
Contract assets	6(c)	437	458
Other long-term assets	20	911	986
		30,561	29,214
		$34,716	$33,055

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	22	$500	$100
Accounts payable and accrued liabilities	23	2,416	2,570
Income and other taxes payable		47	218
Dividends payable	13	329	326
Advance billings and customer deposits	24	667	653
Provisions	25	79	129
Current maturities of long-term debt	26	1,341	836
Current derivative liabilities	4(d)	19	9
		5,398	4,841
Non-current liabilities
Provisions	25	684	728
Long-term debt	26	14,434	13,265
Other long-term liabilities	27	706	730
Deferred income taxes		3,130	3,150
		18,954	17,873
Liabilities		24,352	22,714
Owners’ equity
Common equity	28	10,278	10,259
Non-controlling interests		86	82
		10,364	10,341
		$34,716	$33,055

Contingent Liabilities	29

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of changes in owners’ equity	(unaudited)

		Common equity
		Equity contributed				Accumulated
		Common Shares (Note 28)				other		Non-
(millions)	Note	Number of shares	Share capital	Contributed surplus	Retained earnings	comprehensive income	Total	controlling interests	Total
Balance as at January 1, 2018		595	$5,205	$370	$3,794	$47	$9,416	$42	$9,458
Net income	2(c)	—	—	—	410	—	410	2	412
Other comprehensive income	11	—	—	—	(43)	(10)	(53)	(1)	(54)
Dividends	13	—	—	—	(299)	—	(299)	—	(299)
Dividends reinvested and optional cash payments	13(b), 14(c)	—	20	—	—	—	20	—	20
Share option award net-equity settlement feature	14(d)	—	1	(1)	—	—	—	—	—
Change in ownership interests of subsidiary	31(a)	—	—	14	—	—	14	29	43
Balance as at March 31, 2018		595	$5,226	$383	$3,862	$37	$9,508	$72	$9,580
Balance as at January 1, 2019
As previously reported		599	$5,390	$383	$4,474	$12	$10,259	$82	$10,341
IFRS 16, Leases transitional amount	2(c)	—	—	—	(153)	(1)	(154)	(8)	(162)
As adjusted		599	5,390	383	4,321	11	10,105	74	10,179
Net income		—	—	—	428	—	428	9	437
Other comprehensive income	11	—	—	—	24	(46)	(22)	3	(19)
Dividends	13	—	—	—	(329)	—	(329)	—	(329)
Dividends reinvested and optional cash payments	13(b), 14(c)	—	24	—	—	—	24	—	24
Issue of shares in business combination	18(b)	2	72	—	—	—	72	—	72
Balance as at March 31, 2019		601	$5,486	$383	$4,444	$(35)	$10,278	$86	$10,364

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of cash flows	(unaudited)

		Three months
Periods ended March 31 (millions)	Note	2019	2018
OPERATING ACTIVITIES
Net income		$437	$412
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		617	550
Deferred income taxes	10	31	7
Share-based compensation expense, net	14(a)	19	18
Net employee defined benefit plans expense	15(a)	20	25
Employer contributions to employee defined benefit plans		(16)	(21)
Non-current contract assets		21	19
Other		79	4
Net change in non-cash operating working capital	31(a)	(418)	(176)
Cash provided by operating activities		790	838
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	31(a)	(793)	(738)
Cash payments for acquisitions, net	18(b)	(162)	(204)
Real estate joint ventures advances	21(c)	(8)	(6)
Real estate joint venture receipts	21(c)	1	1
Proceeds on dispositions		—	15
Cash used by investing activities		(962)	(932)
FINANCING ACTIVITIES	31(b)
Dividends paid to holders of Common Shares	13(a)	(303)	(279)
Issue (repayment) of short-term borrowings, net		400	(6)
Long-term debt issued	26	1,166	2,161
Redemptions and repayment of long-term debt	26	(917)	(1,895)
Issue of shares by subsidiary to non-controlling interests	31(a)	—	24
Other		—	(5)
Cash provided by financing activities		346	—
CASH POSITION
Increase (decrease) in cash and temporary investments, net		174	(94)
Cash and temporary investments, net, beginning of period		414	509
Cash and temporary investments, net, end of period		$588	$415
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid		$(179)	$(150)
Interest received		$2	$2
Income taxes paid, net
In respect of comprehensive income		$(336)	$(56)
In respect of business acquisitions		(15)	—
		$(351)	$(56)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

notes to condensed interim consolidated financial statements	(unaudited)

MARCH 31, 2019

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products, including wireless and wireline voice and data. Data services include: Internet protocol; television; hosting, managed information technology and cloud-based services; healthcare solutions; customer care and business services; and home and business smart technology (including security).

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 7, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” are used to refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

notes to condensed interim consolidated financial statements	(unaudited)

1            condensed interim consolidated financial statements

(a)   Basis of presentation

The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Our condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2018.

Our condensed interim consolidated financial statements are expressed in Canadian dollars and follow the same accounting policies and methods of their application as set out in our consolidated financial statements for the year ended December 31, 2018, other than as set out in Note 2. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and Canadian generally accepted accounting principles. Our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.

Our condensed interim consolidated financial statements for the three-month period ended March 31, 2019, were authorized by our Board of Directors for issue on May 9, 2019.

(b)         Inventories

Our inventories primarily consist of wireless handsets, parts and accessories totalling $303 million at March 31, 2019 (December 31, 2018 — $320 million), and communications equipment held for resale. Costs of goods sold for the three-month period ended March 31, 2019, totalled $459 million (2018 — $467 million).

2                 accounting policy developments

(a)         Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

•                  In January 2016, the International Accounting Standards Board released IFRS 16, Leases, which is required to be applied for years beginning on or after January 1, 2019, and which supersedes IAS 17, Leases. The International Accounting Standards Board and the Financial Accounting Standards Board of the United States worked together to modify the accounting for leases, generally by eliminating lessees’ classification of leases as either operating leases or finance leases and, for IFRS-IASB, introducing a single lessee accounting model.

The most significant effect of the new standard is the lessee’s recognition of the initial present value of unavoidable future lease payments as right-of-use lease assets and lease liabilities on the statement of financial position, including those for most leases that would previously have been accounted for as operating leases. Both leases with durations of 12 months or less and leases for low-value assets may be exempted.

The measurement of the total lease expense over the term of a lease will be unaffected by the new standard. However, the new standard will result in an acceleration of the timing of lease expense recognition for leases that would previously have been accounted for as operating leases; the International Accounting Standards Board expects that this effect may be muted by a lessee having a portfolio of leases with varying maturities and lengths of term, and we expect that we will be similarly affected. The presentation on the statement of income and other comprehensive income required by the new standard will result in the presentation of most non-executory lease expenses as depreciation of right-of-use lease assets and financing costs arising from lease liabilities, rather than as a part of goods and services purchased (executory lease expenses will remain a part of goods and services purchased); reported operating income would thus be higher under the new standard.

Relative to the results of applying the previous standard, although actual cash flows will be unaffected, the lessee’s statement of cash flows will reflect increases in cash flows from operating activities offset equally by decreases in cash flows from financing activities. This is the result of the presentation of the payments of the “principal” component of leases, which were previously accounted for as operating leases, as a cash flow use within financing activities under the new standard.

We have applied the standard retrospectively, with the cumulative effect of the initial application of the new standard recognized at the date of initial application, January 1, 2019, subject to permitted and elected practical

notes to condensed interim consolidated financial statements	(unaudited)

expedients; such method of application does not result in the retrospective adjustment of amounts reported for periods prior to fiscal 2019. The nature of the transition method selected is such that the lease population as at January 1, 2019, and the discount rates determined contemporaneously, is the basis for the cumulative effects recorded as of that date.

Implementation

As a transitional practical expedient permitted by the new standard, we have not reassessed whether contracts are, or contained, leases as at January 1, 2019, applying the criteria of the new standard; as at January 1, 2019, only contracts that were previously identified as leases applying IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, are a part of the transition to the new standard. Only contracts entered into (or changed) after December 31, 2018, will be assessed for being, or containing, leases applying the criteria of the new standard.

The weighted average discount rate reflected in the lease liability recognized on transition was 4.16%. The difference between the total of the minimum lease payments set out in Note 19 of our audited consolidated financial statements for the year ended December 31, 2018, and the additions to long-term debt set out in (c) following arises because of the effect of discounting the minimum lease payments (approximately two-thirds of the difference) and because the minimum lease payments set out in Note 19 of our audited consolidated financial statements for the year ended December 31, 2018, include payments for leases that have commencement dates subsequent to December 31, 2018 (approximately one-third of the difference).

The new standard requires a number of incremental recurring disclosures, as well as setting out how those disclosures are to be made; we have made these disclosures, or incorporated them by cross-reference from other notes to the financial statements, in Note 19.

(b)   Standards, interpretations and amendments to standards not yet effective and not yet applied

•                  In October 2018, the International Accounting Standards Board amended IFRS 3, Business Combinations, seeking to clarify whether an acquisition transaction results in the acquisition of an asset or the acquisition of a business. The amendments are effective for acquisition transactions on or after January 1, 2020, although earlier application is permitted. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the current standard; the implication of this is that amounts which may have been recognized as goodwill in a business combination under the current standard may now be recognized as allocations to net identifiable assets acquired under the amended standard (with an associated effect in an entity’s results of operations that would differ from the effect of goodwill having been recognized). We are currently assessing the impacts and transition provisions of the amended standard; however, we expect that we will apply the standard prospectively from January 1, 2020. The effects, if any, of the amended standard on our financial performance and disclosure will be dependent on the facts and circumstances of any future acquisition transactions.

notes to condensed interim consolidated financial statements	(unaudited)

(c)   Impacts of application of new standard in fiscal 2019

IFRS 16, Leases, affected our Consolidated statement of income and other comprehensive income as follows:

Period ended March 31, 2019 (millions except per share amounts)	Three months
	Excluding effects of IFRS 16	IFRS 16 effects	As currently reported
Operating revenues	$3,506	$—	$3,506
Operating expenses
Goods and services purchased	1,504	(83)	1,421
Employee benefits expense	706	—	706
Depreciation	422	48	470
Amortization of intangible assets	147	—	147
	2,779	(35)	2,744
Operating income	727	35	762
Financing costs	153	15	168
Income before income taxes	574	20	594
Income taxes	152	5	157
Net income	422	15	437
Other comprehensive income
Cumulative foreign currency translation adjustment	1	5	6
Other	(25)	—	(25)
	(24)	5	(19)
Comprehensive income	$398	$20	$418
Net income attributable to:
Common Shares	$413	$15	$428
Non-controlling interests	9	—	9
	$422	$15	$437
Comprehensive income attributable to:
Common Shares	$388	$18	$406
Non-controlling interests	10	2	12
	$398	$20	$418
Net income per Common Share
Basic	$0.69	$0.02	$0.71
Diluted	$0.69	$0.02	$0.71

IFRS 16, Leases, affected our opening January 1, 2019, Consolidated statement of financial position as follows:

As at January 1, 2019 (millions)	Note	Excluding effects of IFRS 16	IFRS 16 effects	As currently reported
Current assets
Prepaid expense		$539	$12	$551
Non-current assets
Property, plant and equipment, net	17	$12,091	$1,041	$13,132
Current liabilities
Accounts payable and accrued liabilities		$2,570	$(6)	$2,564
Provisions		$129	$(9)	$120
Current maturities of long-term debt		$836	$180	$1,016
Non-current liabilities
Provisions	25	$728	$(48)	$680
Long-term debt		$13,265	$1,201	$14,466
Other long-term liabilities		$730	$(50)	$680
Deferred income taxes		$3,150	$(53)	$3,097
Owners’ equity
Retained earnings		$4,474	$(153)	$4,321
Accumulated other comprehensive income — cumulative foreign currency translation adjustment	11	$12	$(1)	$11
Non-controlling interests		$82	$(8)	$74

notes to condensed interim consolidated financial statements	(unaudited)

IFRS 16, Leases, affected our Consolidated statement of cash flows as follows:

Period ended March 31, 2019 (millions)	Three months
	Excluding effects of IFRS 16	IFRS 16 effects	As currently reported
OPERATING ACTIVITIES
Net income	$422	$15	$437
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	569	48	617
Deferred income taxes	26	5	31
All other operating activity line items	(302)	7	(295)
Cash provided by operating activities	715	75	790
INVESTING ACTIVITIES
Cash used by investing activities	(962)	—	(962)
FINANCING ACTIVITIES
Redemptions and repayment of long-term debt	(842)	(75)	(917)
All other financing activity line items	1,263	—	1,263
Cash provided (used) by financing activities	421	(75)	346
CASH POSITION
Increase (decrease) in cash and temporary investments, net	$174	$—	$174
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid	$(164)	$(15)	$(179)

3                 capital structure financial policies

General

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include common equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments, and short-term borrowings arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

During 2019, our financial objectives, which are reviewed annually, were unchanged from 2018. We believe that our financial objectives are supportive of our long-term strategy.

We monitor capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA*) — excluding restructuring and other costs ratio; coverage ratios; and dividend payout ratios.

Debt and coverage ratios

Net debt to EBITDA — excluding restructuring and other costs is calculated as net debt at the end of the period, divided by 12-month trailing EBITDA — excluding restructuring and other costs. This measure, historically, is substantially similar to the leverage ratio covenant in our credit facilities. Net debt and EBITDA — excluding restructuring and other costs are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other companies. The calculation of these measures is set out in the following table. Net debt is one component of a ratio used to determine compliance with debt covenants.

* EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

notes to condensed interim consolidated financial statements	(unaudited)

As at, or for the 12-month periods ended, March 31 ($ in millions)	Objective	2019	2018
Components of debt and coverage ratios
Net debt [1]		$15,732	$13,785
EBITDA — excluding restructuring and other costs [2]		$5,533	$5,091
Net interest cost [3]		$660	$582
Debt ratio
Net debt to EBITDA — excluding restructuring and other costs	2.00 – 2.50 [4]	2.84	2.71
Coverage ratios
Earnings coverage [5]		4.3	4.8
EBITDA — excluding restructuring and other costs interest coverage [6]		8.4	8.8

(1)         Net debt is calculated as follows:

As at March 31	Note	2019	2018
Long-term debt	26	$15,775	$13,990
Debt issuance costs netted against long-term debt		90	75
Derivative (assets) liabilities, net		41	59
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt — excluding tax effects		(86)	(24)
Cash and temporary investments, net		(588)	(415)
Short-term borrowings	22	500	100
Net debt		$15,732	$13,785

(2)         EBITDA — excluding restructuring and other costs is calculated as follows:

	EBITDA (Note 5)	Restructuring and other costs (Note 16)	EBITDA – excluding restructuring and other costs
Add
Three-month period ended March 31, 2019	$1,379	$36	$1,415
Year ended December 31, 2018	5,104	317	5,421
Deduct
Three-month period ended March 31, 2018	(1,269)	(34)	(1,303)
EBITDA — excluding restructuring and other costs	$5,214	$319	$5,533

(3)         Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest, recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost).

(4)         Our long-term objective range for this ratio is 2.00 – 2.50 times. The ratio as at March 31, 2019, is outside the long-term objective range. We may permit, and have permitted, this ratio to go outside the objective range (for long-term investment opportunities), but we will endeavour to return this ratio to within the objective range in the medium term (following upcoming spectrum auctions), as we believe that this range is supportive of our long-term strategy. We are in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Note 26(d)); the calculation of the debt ratio is substantially similar to the calculation of the leverage ratio covenant in our credit facilities.

(5)         Earnings coverage is defined as net income before borrowing costs and income tax expense, divided by borrowing costs (interest on long-term debt; interest on short-term borrowings and other; long-term debt prepayment premium), and adding back capitalized interest.

(6)         EBITDA — excluding restructuring and other costs interest coverage is defined as EBITDA — excluding restructuring and other costs, divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

Net debt to EBITDA — excluding restructuring and other costs was 2.84 times as at March 31, 2019, up from 2.71 times one year earlier. The effect of the increase in net debt, largely attributed to the recognition of lease liabilities upon the application of IFRS 16 effective January 1, 2019 (see Note 2(a)), was exceeded by the effect of growth in EBITDA — excluding restructuring and other costs (including that the transition method for IFRS 16 has currently only included three months’ effect on the trailing EBITDA). The earnings coverage ratio for the twelve-month period ended March 31, 2019, was 4.3 times, down from 4.8 times one year earlier. Higher borrowing costs, including the recognition of interest (currently only for the three-month period ended March 31, 2019) on lease liabilities upon the application of IFRS 16, reduced the ratio by 0.7 and an increase in income before borrowing costs and income taxes increased the ratio by 0.2. The EBITDA — excluding restructuring and other costs interest coverage ratio for the twelve-month period ended March 31, 2019, was 8.4 times, down from 8.8 times one year earlier. Growth in EBITDA — excluding restructuring and other costs increased the ratio by 0.6, while an increase in net interest costs, including the recognition of interest (currently only for the three-month period ended March 31, 2019) on lease liabilities upon the application of IFRS 16, reduced the ratio by 1.0.

Dividend payout ratio

The dividend payout ratio presented is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as recorded in the financial statements, divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share if the reported

notes to condensed interim consolidated financial statements	(unaudited)

amount is in respect of a fiscal year). The dividend payout ratio of adjusted net earnings presented, also a historical measure, differs in that it excludes the gain on exchange of wireless spectrum licences, net gains and equity income from real estate joint ventures, provisions related to business combinations, immediately vesting transformative compensation expense, long-term debt prepayment premium and income tax-related adjustments.

For the 12-month periods ended March 31 ($ in millions)	Objective	2019	2018
Dividend payout ratio	65%–75% [1]	79%	76%
Dividend payout ratio of adjusted net earnings		82%	76%

(1)         Our objective range for the dividend payout ratio is 65%–75% of sustainable earnings on a prospective basis through 2019; we currently expect that we will be within our target guideline on a prospective basis within the medium term. So as to be consistent with the way we manage our business, we have revised our target guideline, effective January 1, 2020, to be calculated as 60% to 75% of free cash flow on a prospective basis (free cash flow does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers). Adjusted net earnings attributable to Common Shares is calculated as follows:

12-month periods ended March 31	2019	2018
Net income attributable to Common Shares	$1,618	$1,555
Gain and net equity income related to real estate redevelopment project, after income taxes	(150)	(1)
Business combination-related provisions, after income taxes	(17)	(22)
Income tax-related adjustments	(7)	21
Long-term debt prepayment premium, after income taxes	25	—
Initial and committed donation to TELUS Friendly Future Foundation, after income taxes	90	—
Adjusted net earnings attributable to Common Shares	$1,559	$1,553

4                 financial instruments

(a)         Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is set out in the following table:

As at (millions)	March 31, 2019	December 31, 2018
Cash and temporary investments, net	$588	$414
Accounts receivable	1,645	1,600
Contract assets	1,299	1,318
Derivative assets	31	103
	$3,563	$3,435

Cash and temporary investments, net

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review evaluates changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

As at March 31, 2019, the weighted average age of customer accounts receivable was 28 days (December 31, 2018 — 30 days) and the weighted average age of past-due customer accounts receivable was 61 days (December 31, 2018 — 56 days). Accounts are considered to be past due (in default) when customers have failed to make the contractually required payments when due, which is generally within 30 days of the billing date. Any late payment charges are levied at an industry-based market or negotiated rate on outstanding non-current customer account balances.

As at (millions)	March 31, 2019			December 31, 2018
	Gross	Allowance	Net [1]	Gross	Allowance	Net [1]
Customer accounts receivable, net of allowance for doubtful accounts
Less than 30 days past billing date	$867	$(12)	$855	$762	$(13)	$749
30-60 days past billing date	230	(8)	222	354	(10)	344
61-90 days past billing date	67	(6)	61	80	(8)	72
More than 90 days past billing date	76	(17)	59	67	(22)	45
	$1,240	$(43)	$1,197	$1,263	$(53)	$1,210

(1)         Net amounts represent customer accounts receivable for which an allowance had not been made as at the dates of the Consolidated statements of financial position (see Note 6(b)).

notes to condensed interim consolidated financial statements	(unaudited)

We maintain allowances for lifetime expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and the line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable; amounts charged to the customer accounts receivable allowance for doubtful accounts that were written off but were still subject to enforcement activity as at March 31, 2019, totalled $434 million (December 31, 2018 – $353 million). The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable above a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts.

	Three months
Periods ended March 31 (millions)	2019	2018
Balance, beginning of period	$53	$43
Additions (doubtful accounts expense)	11	16
Accounts written off, net of recoveries	(22)	(14)
Other	1	2
Balance, end of period	$43	$47

Contract assets

Credit risk associated with contract assets is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

As at (millions)	March 31, 2019			December 31, 2018
	Gross	Allowance	Net (Note 6(c))	Gross	Allowance	Net (Note 6(c))
Contract assets, net of impairment allowance
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence	$1,064	$(52)	$1,012	$1,068	$(51)	$1,017
The 12-month period ending two years hence	446	(23)	423	466	(22)	444
Thereafter	15	(1)	14	15	(1)	14
	$1,525	$(76)	$1,449	$1,549	$(74)	$1,475

We maintain allowances for lifetime expected credit losses related to contract assets. Current economic conditions, historical information (including credit agency reports, if available), and the line of business from which the contract asset arose are all considered when determining impairment allowances. The same factors are considered when determining whether to write off amounts charged to the impairment allowance for contract assets against contract assets.

Derivative assets (and derivative liabilities)

Counterparties to our share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. The total dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

(b)   Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

•                  maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs;

•                  maintaining an agreement to sell trade receivables to an arm’s-length securitization trust and bilateral bank facilities (Note 22), a commercial paper program (Note 26(c)) and syndicated credit facilities (Note 26(d),(e));

•                  maintaining an in-effect shelf prospectus;

•                  continuously monitoring forecast and actual cash flows; and

•                  managing maturity profiles of financial assets and financial liabilities.

notes to condensed interim consolidated financial statements	(unaudited)

Our debt maturities in future years are as disclosed in Note 26(g). As at March 31, 2019, we could, after reflecting the offering of the 3.30% Notes, Series CY (see Note 26(b)), offer $1.5 billion of debt or equity securities pursuant to a shelf prospectus that is in effect until June 2020 (December 31, 2018 — $2.5 billion). We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are set out in the following tables:

	Non-derivative					Derivative
				Composite long-term debt
	Non-interest bearing		Construction credit facilities	Long-term debt, excluding	Leases	Currency swap agreement			Currency swap agreement
As at March 31,	financial	Short-term	commitment [2]	leases [1]	(Notes 2(c),	amounts to be exchanged [3]			amounts to be exchanged
2019 (millions)	liabilities	borrowings [1]	(Note 21)	(Note 26)	26)	(Receive)	Pay	Other	(Receive)	Pay	Total
2019 (balance of year)	$2,095	$10	$37	$1,518	$231	$(1,183)	$1,170	$—	$(430)	$420	$3,868
2020	308	13	—	1,565	293	(93)	89	—	(103)	101	2,173
2021	90	513	—	1,564	216	(93)	89	—	—	—	2,379
2022	5	—	—	2,071	184	(93)	89	2	—	—	2,258
2023	8	—	—	884	166	(93)	89	—	—	—	1,054
2024-2028	3	—	—	6,201	471	(1,878)	1,847	—	—	—	6,644
Thereafter	—	—	—	7,704	417	(1,924)	1,832	—	—	—	8,029
Total	$2,509	$536	$37	$21,507	$1,978	$(5,357)	$5,205	$2	$(533)	$521	$26,405
				Total (Note 26(g))			$23,333

(1)              Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at March 31, 2019.

(2)              The drawdowns on the construction credit facilities are expected to occur as construction progresses through 2020.

(3)              The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swaps receive column, have been determined based upon the currency exchange rates in effect as at March 31, 2019. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

	Non-derivative					Derivative
	Non-interest		Construction	Composite long-term debt
As at	bearing		credit facilities			Currency swap agreement			Currency swap agreement
December 31,	financial	Short-term	commitment [2]	Long-term	Finance	amounts to be exchanged [3]			amounts to be exchanged
2018 (millions)	liabilities	borrowings [1]	(Note 21)	debt [1]	leases [1]	(Receive)	Pay	Other	(Receive)	Pay	Total
2019	$2,372	$3	$45	$1,349	$55	$(877)	$851	$—	$(542)	$516	$3,772
2020	251	3	—	1,567	51	(95)	89	1	—	—	1,867
2021	102	103	—	1,567	—	(95)	89	—	—	—	1,766
2022	18	—	—	2,086	—	(95)	89	1	—	—	2,099
2023	19	—	—	886	—	(95)	89	—	—	—	899
2024-2028	20	—	—	6,240	—	(1,917)	1,847	—	—	—	6,190
Thereafter	—	—	—	7,744	—	(1,964)	1,832	—	—	—	7,612
Total	$2,782	$109	$45	$21,439	$106	$(5,138)	$4,886	$2	$(542)	$516	$24,205
				Total			$21,293

(1)              Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2018.

(2)              The drawdowns on the construction credit facilities were expected to occur as construction progresses through 2019.

(3)              The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swaps receive column, have been determined based upon the currency exchange rates in effect as at December 31, 2018. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

(c)   Market risks

Net income and other comprehensive income for the three-month periods ended March 31, 2019 and 2018, could have varied if the Canadian dollar: U.S. dollar exchange rate and our Common Share price varied by reasonably possible amounts from their actual statement of financial position date amounts.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The U.S. dollar-denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

notes to condensed interim consolidated financial statements	(unaudited)

The sensitivity analysis of our exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The relevant notional number of Common Shares at the statement of financial position date, which includes those in the cash-settled equity swap agreements, has been used in the calculations.

Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable statutory income tax rates for the reporting periods.

Three-month periods ended March 31	Net income		Other comprehensive income		Comprehensive income
(increase (decrease) in millions)	2019	2018	2019	2018	2019	2018
Reasonably possible changes in market risks [1]
10% change in C$: US$ exchange rate
Canadian dollar appreciates	$—	$—	$(28)	$(4)	$(28)	$(4)
Canadian dollar depreciates	$—	$—	$28	$4	$28	$4
25 basis point change in interest rates
Interest rates increase	$(1)	$(1)	$4	$1	$3	$—
Interest rates decrease	$1	$1	$(3)	$—	$(2)	$1
25% [2] change in Common Share price [3]
Price increases	$—	$(12)	$1	$22	$1	$10
Price decreases	$16	$14	$(1)	$(22)	$15	$(8)

(1)         These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

No consideration has been made for a difference in the notional number of Common Shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the Common Share price.

(2)         To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a three-month data period and calculated on a monthly basis, the volatility of our Common Share price as at March 31, 2019, was 5.1% (2018 — 4.7%).

(3)         The hypothetical effects of changes in the price of our Common Shares are restricted to those which would arise from our share-based compensation awards that are accounted for as liability instruments and the associated cash-settled equity swap agreements.

(d)   Fair values

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are set out in the following table.

As at (millions)	March 31, 2019					December 31, 2018
	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Current Assets [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated purchases	HFH [3]	2020	$390	$10	US$1.00: C$1.30	2019	$414	$25	US$1.00: C$1.28
Currency risk arising from U.S. dollar revenues	HFT [4]	2019	$69	1	US$1.00: C$1.34	2019	$74	1	US$1.00: C$1.36
Changes in share-based compensation costs (Note 14(b))	HFH [3]	2019	$66	7	$ 45.54	2019	$63	2	$ 45.46
Currency risk arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	2019	$796	9	US$1.00: C$1.32	2019	$761	21	US$1.00: C$1.33
				$27				$49
Other Long-Term Assets [2]
Derivatives used to manage
Changes in share-based compensation costs (Note 14(b))	HFH [3]	2020	$67	$4	$48.71	—	$—	$—	—
Currency risks arising from U.S. dollar-denominated long-term debt [5] (Note 26(b)-(c))	HFH [3]	—	$—	—	—	2048	$3,134	54	US$1.00: C$1.28
				$4				$54

notes to condensed interim consolidated financial statements	(unaudited)

As at (millions)	March 31, 2019					December 31, 2018
	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate

Current Liabilities [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated purchases	HFH [3]	2020	$47	$—	US$1.00: C$1.34	2019	$11	$—	US$1.00: C$1.36
Currency risk arising from U.S. dollar revenues	HFT [4]	2019	$16	—	US$1.00: C$1.34	2019	$18	—	US$1.00: C$1.36
Changes in share-based compensation costs (Note 14(b))	HFH [3]	—	$—	—	—	2019	$2	—	$ 47.39
Currency risk arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	2019	$309	2	US$1.00: C$1.34	—	$—	—	—
Interest rate risk associated with non-fixed rate credit facility amounts drawn (Note 26(e))	HFH [3]	2020	$8	—	2.64%	2019	$8	—	2.64%
Interest rate risk associated with refinancing of debt maturing	HFH [3]	2019	$250	17	2.40%, GOC 10-year term	2019	$250	9	2.40%, GOC 10-year term
				$19				$9
Other Long-Term Liabilities [2]
Derivatives used to manage
Changes in share-based compensation costs (Note 14(b))	HFH [3]	—	$—	$—	—	2020	$67	$3	$48.71
Currency risk arising from U.S. dollar-denominated long-term debt [5] (Note 26(b)-(c))	HFH [3]	2048	$4,102	48	US$1.00: C$1.29	2027	$991	2	US$1.00: C$1.33
Interest rate risk associated with non-fixed rate credit facility amounts drawn (Note 26(e))	HFH [3]	2022	$140	2	2.64%	2022	$145	1	2.64%
				$50				$6

(1)              Fair value measured at reporting date using significant other observable inputs (Level 2).

(2)              Derivative financial assets and liabilities are not set off.

(3)              Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.

(4)              Designated as held for trading (HFT) and classified as fair value through net income upon initial recognition; hedge accounting is not applied.

(5)              We designate only the spot element as the hedging item. As at March 31, 2019, the foreign currency basis spread included in the fair value of the derivative instruments, and which is used for purposes of assessing hedge ineffectiveness, was $36 (December 31, 2018 — $29).

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in the following table.

As at (millions)	March 31, 2019		December 31, 2018
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt, excluding leases (Note 26)	$14,267	$14,938	$13,999	$14,107

(e)          Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income.

Credit risk associated with such derivative instruments, as discussed further in (a), would be the primary source of hedge ineffectiveness. There was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

notes to condensed interim consolidated financial statements	(unaudited)

		Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income to income (effective portion) (Note 11)
		(effective portion) (Note 11)			Amount
Three-month periods ended March 31 (millions)	Note	2019	2018	Location	2019	2018
Derivatives used to manage currency risk
Arising from U.S. dollar-denominated purchases		$(8)	$13	Goods and services purchased	$5	$(5)
Arising from U.S. dollar-denominated long-term debt [1]	26(b)-(c)	(122)	43	Financing costs	(65)	67
		(130)	56		(60)	62
Derivatives used to manage other market risk
Arising from changes in share-based compensation costs	14(b)	10	(9)	Employee benefits expense	7	(3)
		$(120)	$47		$(53)	$59

(1)         Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amount for the three-month period ended March 31, 2019, was $7 (2018 — $(3)).

The following table sets out the gains and losses arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, and their location within the Consolidated statements of income and other comprehensive income.

		Gain (loss) recognized in income on derivatives
		Three months
Periods ended March 31 (millions)	Location	2019	2018
Derivatives used to manage currency risk	Financing costs	$(2)	$(1)

5      segment information

General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.

A significant judgment we make is in respect of distinguishing between our wireless and wireline operations and cash flows (and this extends to allocations of both direct and indirect expenses and capital expenditures). The clarity of such distinction has been increasingly affected by the convergence and integration of our wireless and wireline telecommunications infrastructure technology and operations. Less than one-half of the operating expenses included in the segment performance measure reported to our chief operating decision-maker are direct costs; judgment, largely based upon historical experience, is applied in apportioning indirect expenses which are not objectively distinguishable between our wireless and wireline operations. The continued build-out of our technology-agnostic fibre-optic infrastructure, in combination with converged edge network technology, has significantly affected this judgment, as has the commercialization of fixed-wireless telecommunications solutions for customers and the consolidation of our non-customer facing operations. As a result, it has become increasingly difficult and impractical to objectively and clearly distinguish between our wireless and wireline operations and cash flows, and the assets from which those cash flows arise.

As we do not currently aggregate operating segments, our reportable segments as at March 31, 2019, are also wireless and wireline. The wireless segment includes network revenues and equipment sales arising from mobile technologies. The wireline segment includes data revenues (which include Internet protocol; television; hosting, managed information technology and cloud-based services; customer care and business services; certain healthcare solutions; and home and business security), voice and other telecommunications services revenues (excluding wireless arising from mobile technologies), and equipment sales. Segmentation has been based on similarities in technology (mobile versus fixed), the technical expertise required to deliver the services and products, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The segment information regularly reported to our Chief Executive Officer (our chief operating decision-maker), and the reconciliations thereof to our products and services view of revenues, other revenues and income before income taxes, are set out in the following table.

notes to condensed interim consolidated financial statements	(unaudited)

Three-month periods ended	Wireless		Wireline		Eliminations		Consolidated
March 31 (millions)	2019	2018	2019	2018	2019	2018	2019	2018
Operating revenues
External revenues
Service	$1,500	$1,479	$1,520	$1,407	$—	$—	$3,020	$2,886
Equipment	419	404	50	61	—	—	469	465
Revenues arising from contracts with customers	1,919	1,883	1,570	1,468	—	—	3,489	3,351
Other operating income	5	7	12	19	—	—	17	26
	1,924	1,890	1,582	1,487	—	—	3,506	3,377
Intersegment revenues	13	11	56	52	(69)	(63)	—	—
	$1,937	$1,901	$1,638	$1,539	$(69)	$(63)	$3,506	$3,377
Pro forma EBITDA [1] reported to chief operating decision-maker	$908	$864	$471	$458	$—	$—	$1,379	$1,322
Retrospective IFRS 16 simulation [2]	—	(28)	—	(25)	—	—	—	(53)
EBITDA [1]	$908	$836	$471	$433	$—	$—	$1,379	$1,269
CAPEX, excluding spectrum licences [3]	$177	$182	$469	$468	$—	$—	$646	$650
					Operating revenues — external (above)		$3,506	$3,377
					Goods and services purchased		1,421	1,408
					Employee benefits expense		706	700
					EBITDA (above)		1,379	1,269
					Depreciation		470	411
					Amortization		147	139
					Operating income		762	719
					Financing costs		168	156
					Income before income taxes		$594	$563

(1)         Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

(2)         For purposes of the chief operating decision-maker’s assessment of performance during the 2019 fiscal year relative to the fiscal 2018 year, we have simulated IFRS 16 adjustments to the fiscal 2018 results in calculating pro forma results. The simulated IFRS 16 adjustments are: (i) a cash-based proxy and should not be considered comparable to the results that would have been reported had IFRS 16 been applied retrospectively to each comparative period applying IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (see Note 2(a)); and (ii) do not have any standardized meaning prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers.

(3)         Total capital expenditures (CAPEX); see Note 31(a) for a reconciliation of capital expenditures, excluding spectrum licences to cash payments for capital assets, excluding spectrum licences reported in the Consolidated statements of cash flows.

6                 revenue from contracts with customers

(a)         Revenues

In the determination of the minimum transaction prices in contracts with customers, amounts are allocated to fulfilling, or completion of fulfilling, future contracted performance obligations. These unfulfilled, or partially unfulfilled, future contracted performance obligations are largely in respect of services to be provided over the duration of the contract. The following table sets out our aggregate estimated minimum transaction prices allocated to remaining unfulfilled, or partially unfulfilled, future contracted performance obligations and the timing of when we might expect to recognize the associated revenues; actual amounts could differ from these estimates due to a variety of factors, including the unpredictable nature of: customer behaviour; industry regulation; the economic environments in which we operate; and competitor behaviour.

As at (millions)	March 31, 2019	December 31, 2018
Estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations to be recognized as revenue in a future period [1,2]
During the 12-month period ending one year hence	$2,321	$2,306
During the 12-month period ending two years hence	878	933
Thereafter	27	24
	$3,226	$3,263

(1)

Excludes constrained variable consideration amounts, amounts arising from contracts originally expected to have a duration of one year or less and, as a permitted practical expedient, amounts arising from contracts that are not affected by revenue recognition timing differences arising from transaction price allocation or from contracts under which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.

(2)

IFRS-IASB requires the explanation of when we expect to recognize as revenue the amounts disclosed as the estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations. The estimated amounts disclosed are based upon contractual terms and maturities. Actual minimum transaction price revenues recognized, and the timing thereof, will differ from these estimates primarily due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

notes to condensed interim consolidated financial statements	(unaudited)

(b)         Accounts receivable

As at (millions)	Note	March 31, 2019	December 31, 2018
Customer accounts receivable		$1,240	$1,263
Accrued receivables — customer		171	175
Allowance for doubtful accounts	4	(43)	(53)
		1,368	1,385
Accrued receivables — other		277	215
		$1,645	$1,600

(c)          Contract assets

		Three months
Periods ended March 31 (millions)	Note	2019	2018
Balance, beginning of period		$1,475	$1,303
Net additions arising from operations		321	281
Amounts billed in period and thus reclassified to accounts receivable [1]		(346)	(304)
Change in impairment allowance, net	4	(2)	(1)
Other		1	—
Balance, end of period		$1,449	$1,279
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence		$1,012	$902
The 12-month period ending two years hence		423	366
Thereafter		14	11
Balance, end of period		$1,449	$1,279
Reconciliation of contract assets presented in the Consolidated statements of financial position — current
Gross contract assets		$1,012	$902
Reclassification to contract liabilities of contracts with contract assets less than contract liabilities	24	(3)	(5)
Reclassification from contract liabilities of contracts with contract liabilities less than contract assets	24	(147)	(140)
		$862	$757

(1)         For the three-month period ended March 31, 2019, amounts billed for our wireless segment and reclassified to accounts receivable totalled $320 (2018 — $280).

7                 other operating income

		Three months
Periods ended March 31 (millions)	Note	2019	2018
Government assistance, including deferral account amortization		$7	$6
Investment income, gain (loss) on disposal of assets and other		9	19
Interest income	21(c)	1	1
		$17	$26

notes to condensed interim consolidated financial statements	(unaudited)

8                 employee benefits expense

		Three months
Periods ended March 31 (millions)	Note	2019	2018
Employee benefits expense — gross
Wages and salaries		$703	$683
Share-based compensation	14	34	27
Pensions — defined benefit	15(a)	20	25
Pensions — defined contribution	15(b)	23	24
Restructuring costs	16(a)	15	28
Other		42	40
		837	827
Capitalized internal labour costs, net
Contract acquisition costs	20
Capitalized		(12)	(14)
Amortized		12	12
Contract fulfilment costs	20
Capitalized		(1)	(1)
Amortized		1	1
Property, plant and equipment		(85)	(84)
Intangible assets subject to amortization		(46)	(41)
		(131)	(127)
		$706	$700

9                 financing costs

		Three months
Periods ended March 31 (millions)	Note	2019	2018
Interest expense
Interest on long-term debt, excluding lease liabilities		$150	$144
Interest on lease liabilities		16	—
Interest on short-term borrowings and other		5	2
Interest accretion on provisions	25	6	4
		177	150
Employee defined benefit plans net interest	15	—	4
Foreign exchange		(7)	4
		170	158
Interest income		(2)	(2)
		$168	$156

10          income taxes

	Three months
Periods ended March 31 (millions)	2019	2018
Current income tax expense
For the current reporting period	$126	$144
Deferred income tax expense
Arising from the origination and reversal of temporary differences	31	7
	$157	$151

Our income tax expense and effective income tax rate differ from those calculated by applying the applicable statutory rates for the following reasons:

Three-month periods ended March 31 ($ in millions)	2019		2018
Income taxes computed at applicable statutory rates	$161	27.1%	$152	27.0%
Other	(4)	(0.6)	(1)	(0.2)
Income tax expense per Consolidated statements of income and other comprehensive income	$157	26.5%	$151	26.8%

notes to condensed interim consolidated financial statements	(unaudited)

11   other comprehensive income

	Items that may subsequently be reclassified to income								Item never reclassified to income		Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges in current period (Note 4(e))
	Derivatives used to manage currency risk			Derivatives used to manage other market risks				Cumulative	Change in
(millions)	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Total	foreign currency translation adjustment	measurement of investment financial assets	Accumulated other comp. income	Employee defined benefit plan re-measurements	Other comp. income
Accumulated balance as at January 1, 2018			$(9)			$8	$(1)	$53	$1	$53
Other comprehensive income (loss)
Amount arising	$56	$(62)	(6)	$(9)	$3	(6)	(12)	(4)	—	(16)	$(62)	$(78)
Income taxes	$10	$(13)	(3)	$(3)	$1	(2)	(5)	—	—	(5)	(19)	(24)
Net			(3)			(4)	(7)	(4)	—	(11)	$(43)	$(54)
Accumulated balance as at March 31, 2018			$(12)			$4	$(8)	$49	$1	$42
Accumulated balance as at January 1, 2019
As previously reported			$(19)			$—	$(19)	$23	$—	$4
IFRS 16, Leases transitional amount (Note 2(c))			—			—	—	(1)	—	(1)
As adjusted			(19)			—	(19)	22	—	3
Other comprehensive income (loss)
Amount arising	$(130)	$60	(70)	$10	$(7)	3	(67)	6	—	(61)	$33	$(28)
Income taxes	$(28)	$9	(19)	$3	$(2)	1	(18)	—	—	(18)	9	(9)
Net			(51)			2	(49)	6	—	(43)	$24	$(19)
Accumulated balance as at March 31, 2019			$(70)			$2	$(68)	$28	$—	$(40)
Attributable to:
Common Shares										$(35)
Non-controlling interests										(5)
										$(40)

notes to condensed interim consolidated financial statements	(unaudited)

12   per share amounts

Basic net income per Common Share is calculated by dividing net income attributable to Common Shares by the total weighted average number of Common Shares outstanding during the period. Diluted net income per Common Share is calculated to give effect to share option awards and restricted share units.

The following table presents reconciliations of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

	Three months
Periods ended March 31 (millions)	2019	2018
Basic total weighted average number of Common Shares outstanding	600	595
Effect of dilutive securities
Share option awards	—	—
Diluted total weighted average number of Common Shares outstanding	600	595

For the three-month periods ended March 31, 2019 and 2018, no outstanding TELUS Corporation share option awards were excluded in the calculation of diluted net income per Common Share.

13   dividends per share

(a)         Dividends declared

Three-month periods ended March 31 (millions except per share amounts)	2019				2018
	Declared		Paid to		Declared		Paid to
Common Share dividends	Effective	Per share	shareholders	Total	Effective	Per share	shareholders	Total
Quarter 1 dividend	Mar. 11, 2019	$0.5450	Apr. 1, 2019	$329	Mar. 9, 2018	$0.5050	Apr. 2, 2018	$299

On May 8, 2019, the Board of Directors declared a quarterly dividend of $0.5625 per share on our issued and outstanding Common Shares payable on July 2, 2019, to holders of record at the close of business on June 10, 2019. The final amount of the dividend payment depends upon the number of Common Shares issued and outstanding at the close of business on June 10, 2019.

(b)         Dividend Reinvestment and Share Purchase Plan

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of Common Shares may acquire additional Common Shares by reinvesting dividends and by making additional optional cash payments to the trustee. In respect of Common Shares whose eligible shareholders have elected to participate in the plan, dividends declared during the three-month period ended March 31, 2019, of $13 million (2018 – $13 million) were to be reinvested in Common Shares acquired by the trustee from Treasury, with no discount applicable.

14          share-based compensation

(a)         Details of share-based compensation expense

Reflected in the Consolidated statements of income and other comprehensive income as Employee benefits expense and in the Consolidated statements of cash flows are the following share-based compensation amounts:

Three-month periods ended March 31 (millions)		2019			2018
	Note	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
Restricted share units	(b)	$23	$(6)	$17	$18	$—	$18
Employee share purchase plan	(c)	9	(9)	—	9	(9)	—
Share option awards	(d)	2	—	2	—	—	—
		$34	$(15)	$19	$27	$(9)	$18

For the three-month period ended March 31, 2019, the associated operating cash outflows in respect of restricted share units were net of cash inflows arising from cash-settled equity forward agreements of $2 million (2018 – $2 million). For the three-month period ended March 31, 2019, the income tax benefit arising from share-based compensation was $9 million (2018 – $7 million).

notes to condensed interim consolidated financial statements	(unaudited)

(b)         Restricted share units

TELUS Corporation restricted share units

We also award restricted share units that largely have the same features as our general restricted share units, but have a variable payout (0% – 200%) that depends upon the achievement of our total customer connections performance condition (with a weighting of 25%) and the total shareholder return on our Common Shares relative to an international peer group of telecommunications companies (with a weighting of 75%). The grant-date fair value of the notional subset of our restricted share units affected by the total customer connections performance condition equals the fair market value of the corresponding Common Shares at the grant date, and thus the notional subset has been included in the presentation of our restricted share units with only service conditions. The recurring estimate, which reflects a variable payout, of the fair value of the notional subset of our restricted share units affected by the relative total shareholder return performance condition is determined using a Monte Carlo simulation.

The following table presents a summary of outstanding TELUS Corporation non-vested restricted share units.

Number of non-vested restricted share units as at	March 31, 2019	December 31, 2018
Restricted share units without market performance conditions
Restricted share units with only service conditions	2,938,737	3,037,881
Notional subset affected by total customer connections performance condition	157,523	155,639
	3,096,260	3,193,520
Restricted share units with market performance conditions
Notional subset affected by relative total shareholder return performance condition	472,568	466,917
	3,568,828	3,660,437

The following table presents a summary of the activity related to TELUS Corporation restricted share units without market performance conditions.

Period ended March 31, 2019	Three months
	Number of restricted share units [1]		Weighted average grant-date
	Non-vested	Vested	fair value
Outstanding, beginning of period
Non-vested	3,193,520	—	$44.85
Vested	—	63,383	$44.89
Issued
Initial award [2]	2,222	—	$45.03
In lieu of dividends	39,080	80	$45.03
Vested	(95,287)	95,287	$43.91
Settled in cash	—	(152,278)	$43.98
Forfeited and cancelled	(43,275)	—	$44.85
Outstanding, end of period
Non-vested	3,096,260	—	$44.86
Vested	—	6,472	$44.45

(1)         Excluding the notional subset of restricted share units affected by the relative total shareholder return performance condition.

(2)         Awards in 2019 are largely expected to be made during the three-month period ending September 30, 2019.

With respect to certain issuances of TELUS Corporation restricted share units, we have entered into cash-settled equity forward agreements that fix our cost; that information, as well as a schedule of non-vested TELUS Corporation restricted share units outstanding as at March 31, 2019, is set out in the following table.

Vesting in years ending December 31	Number of fixed-cost restricted share units	Our fixed cost per restricted share unit	Number of variable-cost restricted share units	Total number of non-vested restricted share units [1]
2019	1,439,418	$45.54	138,916	1,578,334
2020	1,369,272	$48.71	355,474	1,724,746
	2,808,690		494,390	3,303,080

(1)         Excluding the notional subset of restricted share units affected by the relative total shareholder return performance condition vesting in the years ending December 31, 2019.

TELUS International (Cda) Inc. restricted share units

We also award restricted share units that largely have the same features as the TELUS Corporation restricted share units, but have a variable payout (0% – 150%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions.

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to TELUS International (Cda) Inc. restricted share units.

Period ended March 31, 2019	Three months
	US$ denominated				Canadian $ denominated
	Number of restricted share units		Weighted average grant-date		Number of restricted	Weighted average grant-date
	Non-vested	Vested	fair value		share units	fair value
Outstanding, beginning of period
Non-vested	561,712	—	US$	25.68	—	$—
Vested	—	—	US$	—	32,299	$21.36
Exercised	—	—	US$	—	(32,299)	$21.36
Forfeited and cancelled	(7,087)	—	US$	26.54	—	$—
Outstanding, end of period	554,625	—	US$	25.67	—	$—

(c)          Employee share purchase plan

We have an employee share purchase plan under which eligible employees up to a certain job classification can purchase our Common Shares through regular payroll deductions. In respect of Common Shares held within the employee share purchase plan, Common Share dividends declared during the three-month period ended March 31, 2019, of $9 million (2018 – $8 million) were to be reinvested in Common Shares acquired by the trustee from Treasury, with no discount applicable.

(d)         Share option awards

TELUS Corporation share options

Employees may receive options to purchase Common Shares at an exercise price equal to the fair market value at the time of grant. Share option awards granted under the plan may be exercised over specific periods not to exceed seven years from the time of grant. No share option awards were granted in fiscal 2019 or 2018.

These share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at our option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

The following table presents a summary of the activity related to the TELUS Corporation share option plan.

Period ended March 31, 2019	Three months
	Number of share options	Weighted average share option price
Outstanding, beginning of period	326,164	$29.22
Exercised [1]	(129,136)	$29.23
Forfeited	(228)	$29.18
Outstanding, end of period [2]	196,800	$29.21

(1)         The total intrinsic value of share option awards exercised for the three-month period ended March 31, 2019, was $2 million, reflecting a weighted average price at the dates of exercise of $47.85 per share. The difference between the number of share options exercised and the number of Common Shares issued (as reflected in the Consolidated statements of changes in owners’ equity) is the effect of our choosing to settle share option award exercises using the net-equity settlement feature.

(2)         All outstanding TELUS Corporation share options are vested, their range of prices is $28.56 – $31.69 per share and their weighted average remaining contractual life is 0.1 years.

TELUS International (Cda) Inc. share options

Employees may receive equity share options (equity-settled) to purchase TELUS International (Cda) Inc. common shares at a price equal to, or a multiple of, the fair market value at the time of grant and/or phantom share options (cash-settled) that provide them with exposure to TELUS International (Cda) Inc. common share price appreciation. Share option awards granted under the plan may be exercised over specific periods not to exceed ten years from the time of grant. All equity share option awards and most phantom share option awards have a variable payout (0% – 100%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions.

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to the TELUS International (Cda) Inc. share option plan.

Period ended March 31, 2019	Three months
	US$ denominated			Canadian $ denominated
	Number of share options	Weighted average share option price [1]		Number of share options	Share option price [2]
Outstanding, beginning and end of period	858,735	US$	29.83	53,832	$21.36

(1)         The range of share option prices is US$21.90 – US$40.26 per TELUS International (Cda) Inc. equity share and the weighted average remaining contractual life is 8.1 years.

(2)         The weighted average remaining contractual life is 7.3 years.

15          employee future benefits

(a)         Defined benefit pension plans — details

Our defined benefit pension plan expense (recovery) was as follows:

Three-month periods ended March 31 (millions)	2019				2018
	Employee benefits expense	Financing costs	Other comp. income		Employee benefits expense	Financing costs	Other comp. income
Recognized in	(Note 8)	(Note 9)	(Note 11)	Total	(Note 8)	(Note 9)	(Note 11)	Total
Current service cost	$18	$—	$—	$18	$22	$—	$—	$22
Past service costs	—	—	—	—	1	—	—	1
Net interest; return on plan assets
Interest expense arising from defined benefit obligations accrued	—	84	—	84	—	79	—	79
Return, including interest income, on plan assets [1]	—	(86)	(359)	(445)	—	(76)	62	(14)
Interest effect on asset ceiling limit	—	2	—	2	—	1	—	1
	—	—	(359)	(359)	—	4	62	66
Administrative fees	2	—	—	2	2	—	—	2
Changes in the effect of limiting net defined benefit assets to the asset ceiling	—	—	326	326	—	—	—	—
	$20	$—	$(33)	$(13)	$25	$4	$62	$91

(1)          The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued.

(b)         Defined contribution plans — expense

Our total defined contribution pension plan costs recognized were as follows:

	Three months
Periods ended March 31 (millions)	2019	2018
Union pension plan and public service pension plan contributions	$6	$6
Other defined contribution pension plans	17	18
	$23	$24

16          restructuring and other costs

(a)         Details of restructuring and other costs

With the objective of reducing ongoing costs, we incur associated incremental non-recurring restructuring costs, as discussed further in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models or post-acquisition business integration. In other costs, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity, as well as significant litigation costs, in the context of losses or settlements, and adverse retrospective regulatory decisions.

Restructuring and other costs are presented in the Consolidated statements of income and other comprehensive income, as set out in the following table:

notes to condensed interim consolidated financial statements	(unaudited)

	Restructuring (b)		Other (c)		Total
Three-month periods ended March 31 (millions)	2019	2018	2019	2018	2019	2018
Goods and services purchased	$12	$4	$6	$1	$18	$5
Employee benefits expense	15	28	3	1	18	29
	$27	$32	$9	$2	$36	$34

(b)         Restructuring provisions

Employee-related provisions and other provisions, as presented in Note 25, include amounts in respect of restructuring activities. In 2019, restructuring activities included ongoing and incremental efficiency initiatives, including personnel-related costs and rationalization of real estate. These initiatives were intended to improve our long-term operating productivity and competitiveness.

(c)          Other

During the three-month period ended March 31, 2019, incremental external costs were incurred in connection with business acquisition activity. In connection with business acquisitions, non-recurring atypical business integration expenditures that would be considered neither restructuring costs nor part of the fair value of the net assets acquired have been included in other costs.

notes to condensed interim consolidated financial statements	(unaudited)

17                                  property, plant and equipment

		Owned assets						Right-of-use lease assets (Note 19)
(millions)	Note	Network assets	Buildings and leasehold improvements	Other	Land	Assets under construction	Total	Network assets	Real estate	Other	Total	Total
At cost
As at January 1, 2019
As previously reported		$29,956	$3,273	$1,174	$48	$779	$35,230	$—	$—	$—	$—	$35,230
IFRS 16, Leases transitional amount	2(c)	—	—	—	—	—	—	—	1,011	30	1,041	1,041
Reclassification arising from implementation of IFRS 16		(101)	—	(1)	—	—	(102)	101	—	1	102	—
As adjusted		29,855	3,273	1,173	48	779	35,128	101	1,011	31	1,143	36,271
Additions		204	10	8	—	295	517	11	106	5	122	639
Additions arising from business acquisitions	18(b)	33	—	5	—	—	38	—	3	—	3	41
Dispositions, retirements and other		(121)	(33)	(19)	—	—	(173)	(1)	(2)	(1)	(4)	(177)
Assets under construction put into service		184	8	18	—	(210)	—	—	—	—	—	—
Net foreign exchange differences		—	—	—	—	—	—	—	(5)	—	(5)	(5)
As at March 31, 2019		$30,155	$3,258	$1,185	$48	$864	$35,510	$111	$1,113	$35	$1,259	$36,769
Accumulated depreciation
As at January 1, 2019
As previously reported		$20,300	$2,050	$789	$—	$—	$23,139	$—	$—	$—	$—	$23,139
Reclassification arising from implementation of IFRS 16		(1)	—	—	—	—	(1)	1	—	—	1	—
As adjusted		20,299	2,050	789	—	—	23,138	1	—	—	1	23,139
Depreciation [1]		359	30	31	—	—	420	2	46	2	50	470
Dispositions, retirements and other		(114)	(33)	(18)	—	—	(165)	—	2	2	4	(161)
As at March 31, 2019		$20,544	$2,047	$802	$—	$—	$23,393	$3	$48	$4	$55	$23,448
Net book value
As at December 31, 2018		$9,656	$1,223	$385	$48	$779	$12,091	$—	$—	$—	$—	$12,091
As at March 31, 2019		$9,611	$1,211	$383	$48	$864	$12,117	$108	$1,065	$31	$1,204	$13,321

(1)         For the three-month period ended March 31, 2019, deprecation includes $5 in respect of impairment of real estate right-of-use lease assets.

As at March 31, 2019, our contractual commitments for the acquisition of property, plant and equipment totalled $205 million over a period ending December 31, 2022 (December 31, 2018 — $177 million over a period ending December 31, 2022).

notes to condensed interim consolidated financial statements	(unaudited)

18                                  intangible assets and goodwill

(a)         Intangible assets and goodwill, net

	Intangible assets subject to amortization					Intangible assets with indefinite lives
(millions)	Customer contracts, related customer relationships and subscriber base [1]	Software	Access to rights-of-way and other	Assets under construction	Total	Spectrum licences	Total intangible assets	Goodwill [1,2]	Total intangible assets and goodwill
At cost
As at January 1, 2019	$616	$5,092	$103	$341	$6,152	$8,694	$14,846	$5,109	$19,955
Additions	—	12	1	120	133	—	133	—	133
Additions arising from business acquisitions (b)	57	45	—	—	102	—	102	149	251
Dispositions, retirements and other	(3)	(86)	—	—	(89)	—	(89)	—	(89)
Assets under construction put into service	—	197	—	(197)	—	—	—	—	—
Net foreign exchange differences	(4)	—	—	—	(4)	—	(4)	(17)	(21)
As at March 31, 2019	$666	$5,260	$104	$264	$6,294	$8,694	$14,988	$5,241	$20,229
Accumulated amortization
As at January 1, 2019	$226	$3,621	$65	$—	$3,912	$—	$3,912	$364	$4,276
Amortization	9	137	1	—	147	—	147	—	147
Dispositions, retirements and other	(4)	(82)	—	—	(86)	—	(86)	—	(86)
As at March 31, 2019	$231	$3,676	$66	$—	$3,973	$—	$3,973	$364	$4,337
Net book value
As at December 31, 2018	$390	$1,471	$38	$341	$2,240	$8,694	$10,934	$4,745	$15,679
As at March 31, 2019	$435	$1,584	$38	$264	$2,321	$8,694	$11,015	$4,877	$15,892

(1)         The opening balances of customer contracts, related customer relationships and subscriber base, and goodwill, have been adjusted as set out in (c).

(2)         Accumulated amortization of goodwill is amortization recorded prior to 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.

As at March 31, 2019, our contractual commitments for the acquisition of intangible assets, excluding 600 MHz licences, totalled $48 million over a period ending December 31, 2021 (December 31, 2018 — $59 million over a period ending December 31, 2021).

Innovation, Science and Economic Development Canada’s 600 MHz auction occurred during the period from March 14, 2019, through April 4, 2019. We were the successful auction participant on 12 spectrum licences for a total purchase price of $931 million. In accordance with the auction terms, 20% ($186 million) was remitted to Innovation, Science and Economic Development Canada on April 26, 2019, while the remaining balance will be paid on, or before, May 27, 2019. Until such time as Innovation, Science and Economic Development Canada determines that we qualify as a radio communications carrier and comply with the Canadian Ownership and Control rules, we may not commercially use the licences.

(b)          Business acquisitions

See Note 2(b) for changes to IFRS-IASB which are not yet effective and have not yet been applied.

On January 14, 2019, we acquired a telecommunications business complementary to our existing lines of business, for consideration consisting of cash of $74 million and TELUS Corporation Common Shares of $38 million. The

notes to condensed interim consolidated financial statements	(unaudited)

investment was made with a view to growing our managed network, cloud, security and unified communications services.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). A portion of the amount assigned to goodwill is expected to be deductible for income tax purposes.

Individually immaterial transactions

During the three-month period ended March 31, 2019, we acquired 100% ownership of businesses complementary to our existing lines of business. The primary factor that gave rise to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible and intangible assets acquired (such excess arising from the low level of tangible assets relative to the earnings capacities of the businesses). A portion of the amounts assigned to goodwill may be deductible for income tax purposes.

Acquisition-date fair values

Acquisition-date fair values assigned to the assets acquired and liabilities assumed are set out in the following table:

As at acquisition-date fair values (millions)	Telecommunications business	Individually immaterial transactions	Total [1]
Assets
Current assets
Cash	$2	$3	$5
Accounts receivable [2]	5	6	11
Other	1	2	3
	8	11	19
Non-current assets
Property, plant and equipment
Owned assets	6	32	38
Right-of-use lease assets	2	1	3
Intangible assets subject to amortization [3]	35	67	102
	43	100	143
Total identifiable assets acquired	51	111	162
Liabilities
Current liabilities
Accounts payable and accrued liabilities	19	7	26
Advance billings and customer deposits	4	1	5
	23	8	31
Non-current liabilities
Long-term debt	2	1	3
Deferred income taxes	5	3	8
	7	4	11
Total liabilities assumed	30	12	42
Net identifiable assets acquired	21	99	120
Goodwill	91	58	149
Net assets acquired	$112	$157	$269
Acquisition effected by way of:
Cash consideration	$62	$105	$167
Accounts payable and accrued liabilities	12	8	20
Issue of TELUS Corporation Common Shares	38	34	72
Pre-existing relationship effectively settled	—	10	10
	$112	$157	$269

(1)         The purchase price allocations, primarily in respect of customer contracts, related customer relationships and leasehold interests and deferred income taxes, had not been finalized as of the date of issuance of these consolidated financial statements. As is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to the books and records of the acquired businesses. Upon having sufficient time to review the books and records of the acquired businesses, we expect to finalize our purchase price allocations.

(2)         The fair value of accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimates at the acquisition dates of the contractual cash flows expected to be collected.

(3)         Customer contracts and customer relationships (including those related to customer contracts) are generally expected to be amortized over periods of 8 years; software is expected to be amortized over a period of 5 years.

notes to condensed interim consolidated financial statements	(unaudited)

Pro forma disclosures

The following pro forma supplemental information represents certain results of operations as if the business acquisitions noted above had been completed at the beginning of the fiscal 2019 year.

	Three months
Period ended March 31, 2019 (millions except per share amounts)	As reported [1]	Pro forma [2]
Operating revenues	$3,506	$3,515
Net income	$437	$434
Net income per Common Share
Basic	$0.71	$0.71
Diluted	$0.71	$0.71

(1)         Operating revenues and net income for the three-month period ended March 31, 2019, include $9 and $2, respectively, in respect of the telecommunications business

(2)         Pro forma amounts for the three-month period ended March 31, 2019, reflect the acquired businesses. The results of the acquired businesses have been included in our Consolidated statements of income and other comprehensive income effective the dates of acquisition.

The pro forma supplemental information is based on estimates and assumptions that are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of our consolidated financial results in future periods or the actual results that would have been realized had the business acquisitions been completed at the beginning of the periods presented. The pro forma supplemental information includes incremental property, plant and equipment depreciation, intangible asset amortization, financing and other charges as a result of the acquisitions, net of the related tax effects.

(c)          Business acquisition — prior period

In 2018, we acquired Medisys Health Group Inc., a business complementary to our existing lines of healthcare business. As at December 31, 2018, the purchase price allocation had not been finalized. During the three-month period ended March 31, 2019, preliminary acquisition-date values assigned for customer relationships, goodwill, other long-term liabilities and deferred incomes taxes were increased (decreased) by $(22 million), $12 million, $(8 million) and $(2 million), respectively; as required by IFRS-IASB, comparative amounts have been adjusted so as to reflect those increases effective the acquisition date.

19          leases

See Note 2(a) for details of significant changes to IFRS-IASB which have been applied effective January 1, 2019.

We have the right-of-use of land, buildings and equipment under leases. Most of our leases for real estate that we use for office, retail or network (including wireless site) purposes typically have options to extend the lease terms, which we use to protect our investment in leasehold improvements (including wireless site equipment), to mitigate relocation risk and/or which reflect the importance of the underlying real estate right-of-use lease assets to our operations. Judgments about lease terms are determinative of the measurement of right-of-use lease assets and their associated lease liabilities. Our judgment of lease terms for leased real estate utilized in connection with our telecommunications infrastructure, more so than for any other right-of-use lease assets, routinely includes periods covered by options to extend the lease terms, as we are reasonably certain to extend such leases.

In the normal course of operations, there are future non-executory cash outflows in respect of leases to which we are potentially exposed and which are not included in our lease liabilities as at the reporting date. A significant, and increasing, portion of our wireless site leases have consumer price index-based price adjustments and such adjustments result in future periodic re-measurements of the lease liabilities with a commensurate adjustment to the associated real estate right-of-use lease assets (and associated future depreciation amounts); these adjustments would currently represent our variable lease payments. As well, we routinely and necessarily will commit to leases which have not yet commenced.

As mandated by Innovation, Science and Economic Development Canada, telecommunications companies are obligated to allow, on their real estate assets owned, on their real estate right-of-use lease assets and/or on their owned-equipment situated on real estate right-of-use lease assets, competitors to co-locate telecommunications infrastructure equipment. Of our real estate right-of-use lease assets used for purposes of situating telecommunications infrastructure equipment, approximately one-fifth have subleases which we, as lessor, account for as operating leases.

Maturity analyses of lease liabilities are set out in Note 4(b) and Note 26(g); the period interest expense in respect thereof is set out in Note 9. The additions to, the depreciation charges for, and the carrying amount of, right-of-use lease assets are set out in Note 17. We have not currently elected to exclude low-value and short-term leases from lease accounting.

	Three months
Periods ended March 31 (millions)	2019	2018
Income from subleasing right-of-use lease assets
Co-location sublet revenue included in operating service revenues	$5	$5
Lease payments	$103	$68

notes to condensed interim consolidated financial statements	(unaudited)

20          other long-term assets

As at (millions)	Note	March 31, 2019	December 31, 2018
Pension assets		$503	$503
Costs incurred to obtain or fulfill a contract with a customer		105	110
Portfolio investments [1]		73	70
Prepaid maintenance		49	55
Real estate joint venture advances	21(c)	77	69
Real estate joint ventures	21(c)	5	5
Derivative assets	4(d)	4	54
Other		95	120
		$911	$986

(1)         Fair value measured at reporting date using significant other observable inputs (Level 2).

The costs incurred to obtain and fulfill contracts with customers are set out in the following table:

Period ended March 31, 2019 (millions)	Three months
	Costs incurred to
	Obtain contracts with customers	Fulfill contracts with customers	Total
Balance, beginning of period	$356	$15	$371
Additions	61	1	62
Amortization	(75)	(1)	(76)
Balance, end of period	$342	$15	$357
Current [1]	$247	$5	$252
Non-current	95	10	105
	$342	$15	$357

(1)   Presented on the Consolidated statements of financial position in prepaid expenses.

21          real estate joint ventures

(a)         General

In 2011, we partnered, as equals, with an arm’s-length party in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, British Columbia. TELUS is a tenant in TELUS Garden, which is now our global headquarters. During the year ended December 31, 2018, the real estate joint venture sold the income-producing properties and the related net assets.

In 2013, we partnered, as equals, with two arm’s-length parties in a residential, retail and commercial real estate redevelopment project, TELUS Sky, in Calgary, Alberta. The new-build tower, scheduled for completion in 2019, is to be built to the LEED Platinum standard.

(b)         Real estate joint ventures — summarized financial information

As at (millions)	March 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and temporary investments, net	$4	$11
Escrowed deposits	—	4
Other	2	2
	6	17
Non-current assets
Investment property under development	282	256

	$288	$273
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$12	$19
Construction holdback liabilities	13	15
Construction credit facilities	231	—
	256	34
Non-current liabilities
Construction credit facilities	—	207
	256	241
Owners’ equity
TELUS [1]	13	13
Other partners	19	19
	32	32
	$288	$273

(1)         The equity amounts recorded by the real estate joint venture differ from those recorded by us by the amount of the deferred gains on our real estate contributed and the valuation provision we have recorded in excess of that recorded by the real estate joint venture.

notes to condensed interim consolidated financial statements	(unaudited)

	Three months
Periods ended March 31 (millions)	2019	2018
Revenue — from investment property	$—	$8
Depreciation and amortization	$—	$2
Interest expense [1]	$—	$2
Net income and comprehensive income [2]	$(1)	$1

(1)         During the three-month period ended March 31, 2019, the real estate joint ventures capitalized $3 (2018 — $2) of financing costs.

(2)         As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income and comprehensive income.

(c)          Our real estate joint ventures activity

Our real estate joint ventures investment activity is set out in the following table.

Three-month periods ended March 31 (millions)	2019			2018
	Loans and receivables [1]	Equity [2]	Total	Loans and receivables [1]	Equity [2]	Total
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us and other (Note 7)	$1	$—	$1	$1	$—	$1
Cash flows in the current reporting period
Construction credit facilities
Amounts advanced	8	—	8	6	—	6
Financing costs paid to us	(1)	—	(1)	(1)	—	(1)
Net increase	8	—	8	6	—	6
Real estate joint ventures carrying amounts
Balance, beginning of period	69	5	74	47	15	62
Balance, end of period	$77	$5	$82	$53	$15	$68

(1)         Loans and receivables are included in our Consolidated statements of financial position as Real estate joint venture advances and are comprised of advances under construction credit facilities (see (d)).

(2)         We account for our interests in the real estate joint ventures using the equity method of accounting.

Prior to the sale of the TELUS Garden income-producing properties, during the three-month period ended March 31, 2018, the TELUS Garden real estate joint venture recognized $3 million of revenue from our TELUS Garden office tenancy; of this amount, one-half was due to our economic interest in the real estate joint venture and one-half was due to our partner’s economic interest in the real estate joint venture. We have entered into a lease agreement with the TELUS Sky real estate joint venture; for lease accounting purposes, the lease commenced during the three-month period ended March 31, 2019.

(d)         Commitments and contingent liabilities

Construction commitments

The TELUS Sky real estate joint venture is expected to spend a total of approximately $400 million on the construction of a mixed-use tower. As at March 31, 2019, the real estate joint venture’s construction-related contractual commitments were approximately $42 million through to 2020 (December 31, 2018 — $35 million through to 2019).

Construction credit facilities

The TELUS Sky real estate joint venture has a credit agreement with three Canadian financial institutions (as 66-2/3% lender) and TELUS Corporation (as 33-1/3% lender) to provide $342 million of construction financing for the project. The construction credit facilities contain customary real estate construction financing representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The construction credit facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

As at (millions)	Note	March 31, 2019	December 31, 2018
Construction credit facilities commitment — TELUS Corporation
Undrawn	4(b)	$37	$45
Advances		77	69
		114	114
Construction credit facilities commitment — other		228	228
		$342	$342

notes to condensed interim consolidated financial statements	(unaudited)

22          short-term borrowings

On July 26, 2002, one of our subsidiaries, TELUS Communications Inc., entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which it is able to sell an interest in certain trade receivables up to a maximum of $500 million (December 31, 2018 — $500 million). The term of this revolving-period securitization agreement ends December 31, 2021, and it requires minimum cash proceeds of $100 million from monthly sales of interests in certain trade receivables. TELUS Communications Inc. is required to maintain a credit rating of at least BB (December 31, 2018 — BB) from DBRS Limited or the securitization trust may require the sale program to be wound down prior to the end of the term.

Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in our de-recognition of the trade receivables sold. When we sell our trade receivables, we retain reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at March 31, 2019, we had sold to the trust (but continued to recognize) trade receivables of $611 million (December 31, 2018 — $120 million). Short-term borrowings of $500 million (December 31, 2018 — $100 million) are comprised of amounts advanced to us by the arm’s-length securitization trust pursuant to the sale of trade receivables.

The balance of short-term borrowings (if any) is comprised of amounts drawn on our bilateral bank facilities.

23          accounts payable and accrued liabilities

As at (millions)	March 31, 2019	December 31, 2018
Accrued liabilities	$1,036	$1,159
Payroll and other employee-related liabilities	302	429
Restricted share units liability	82	72
	1,420	1,660
Trade accounts payable	775	686
Interest payable	140	157
Other	81	67
	$2,416	$2,570

24          advance billings and customer deposits

As at (millions)	March 31, 2019	December 31, 2018
Advance billings	$552	$535
Deferred customer activation and connection fees	10	10
Customer deposits	13	13
Contract liabilities	575	558
Other	92	95
	$667	$653

Contract liabilities represent our future performance obligations to customers in respect of services and/or equipment and for which we have received consideration from the customer or for which an amount is due from the customer. Our contract liability balances, and the changes in those balances, are set out in the following table:

notes to condensed interim consolidated financial statements	(unaudited)

		Three months
Periods ended March 31 (millions)	Note	2019	2018
Balance, beginning of period		$808	$780
Revenue deferred in previous period and recognized in current period		(645)	(689)
Net additions arising from operations		646	696
Additions arising from business acquisitions	18(b)	5	1
Balance, end of period		$814	$788
Current		$725	$692
Non-current	27
Deferred revenues		74	78
Deferred customer activation and connection fees		15	18
		$814	$788
Reconciliation of contract liabilities presented in the consolidated statements of financial position — current
Gross contract liabilities		$725	$692
Reclassification to contract assets for contracts with contract liabilities less than contract assets		(147)	(140)
Reclassification from contract assets for contracts with contract assets less than contract liabilities		(3)	(5)
		$575	$547

25          provisions

(millions)	Note	Asset retirement obligation	Employee- related	Written put options	Other	Total
As at January 1, 2019
As previously reported		$336	$88	$290	$143	$857
IFRS 16, Leases transitional amount	2(c)	—	—	—	(57)	(57)
As adjusted		336	88	290	86	800
Additions		—	16	—	21	37
Reversal		—	—	(2)	(1)	(3)
Use		(1)	(47)	(7)	(15)	(70)
Interest effect		3	—	3	—	6
Effects of foreign exchange, net		—	—	(7)	—	(7)
As at March 31, 2019		$338	$57	$277	$91	$763
Current		$7	$53	$—	$19	$79
Non-current		331	4	277	72	684
As at March 31, 2019		$338	$57	$277	$91	$763

Asset retirement obligation

We establish provisions for liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these assets are retired.

Employee-related

The employee-related provisions are largely in respect of restructuring activities (as discussed further in Note 16(b)). The timing of the cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Written put options

In connection with certain business acquisitions, we have established provisions for written put options in respect of non-controlling interests. Provisions for written put options are determined based on the net present value of estimated future earnings results and require us to make key economic assumptions about the future. No cash outflows for the written put options are expected prior to their initial exercisability in 2020.

Other

The provisions for other include: legal claims; non-employee-related restructuring activities; and contract termination costs and onerous contracts related to business acquisitions. Other than as set out following, we expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate multi-year period.

As discussed further in Note 29, we are involved in a number of legal claims and we are aware of certain other possible legal claims. In respect of legal claims, we establish provisions, when warranted, after taking into account legal

notes to condensed interim consolidated financial statements	(unaudited)

assessments, information presently available, and the expected availability of recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined.

In connection with business acquisitions, we have established provisions for contract termination costs and onerous contracts acquired.

26          long-term debt

(a)         Details of long-term debt

As at (millions)	Note	March 31, 2019	December 31, 2018
TELUS Corporation notes	(b)	$12,136	$12,186
TELUS Corporation commercial paper	(c)	1,105	774
TELUS Communications Inc. debentures		621	620
TELUS International (Cda) Inc. credit facility	(e)	405	419
		14,267	13,999
Lease liabilities	(f)	1,508	102
Long-term debt		$15,775	$14,101
Current		$1,341	$836
Non-current		14,434	13,265
Long-term debt		$15,775	$14,101

(b)         TELUS Corporation notes

The notes are senior unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries. The indentures governing the notes contain certain covenants that, among other things, place limitations on our ability, and the ability of certain of our subsidiaries, to: grant security in respect of indebtedness; enter into sale-leaseback transactions; and incur new indebtedness.

						Principal face amount		Redemption present value spread
Series [1]	Issued	Maturity	Issue price		Effective interest rate [2]	Originally issued	Outstanding at financial statement date	Basis points	Cessation date
5.05% Notes, Series CH	July 2010	July 2020	$997.44		5.08%	$1.0 billion	$1.0 billion	47 [3]	N/A
3.35% Notes, Series CJ	December 2012	March 2023	$998.83		3.36%	$500 million	$500 million	40 [4]	Dec. 15, 2022
3.35% Notes, Series CK	April 2013	April 2024	$994.35		3.41%	$1.1 billion	$1.1 billion	36 [4]	Jan. 2, 2024
4.40% Notes, Series CL	April 2013	April 2043	$997.68		4.41%	$600 million	$600 million	47 [4]	Oct. 1, 2042
3.60% Notes, Series CM	November 2013	January 2021	$997.15		3.65%	$400 million	$400 million	35 [4]	N/A
5.15% Notes, Series CN	November 2013	November 2043	$995.00		5.18%	$400 million	$400 million	50 [4]	May 26, 2043
3.20% Notes, Series CO	April 2014	April 2021	$997.39		3.24%	$500 million	$500 million	30 [4]	Mar. 5, 2021
4.85% Notes, Series CP	Multiple [5]	April 2044	$987.91	5	4.93%[5]	$500 million [5]	$900 million [5]	46 [4]	Oct. 5, 2043
3.75% Notes, Series CQ	September 2014	January 2025	$997.75		3.78%	$800 million	$800 million	38.5 [4]	Oct. 17, 2024
4.75% Notes, Series CR	September 2014	January 2045	$992.91		4.80%	$400 million	$400 million	51.5 [4]	July 17, 2044
2.35% Notes, Series CT	March 2015	March 2022	$997.31		2.39%	$1.0 billion	$1.0 billion	35.5 [4]	Feb. 28, 2022
4.40% Notes, Series CU	March 2015	January 2046	$999.72		4.40%	$500 million	$500 million	60.5 [4]	July 29, 2045
3.75% Notes, Series CV	December 2015	March 2026	$992.14		3.84%	$600 million	$600 million	53.5 [4]	Dec. 10, 2025
2.80% U.S. Dollar Notes [6]	September 2016	February 2027	US$991.89		2.89%	US$600 million	US$600 million	20 [7]	Nov. 16, 2026
3.70% U.S. Dollar Notes [8]	March 2017	September 2027	US$998.95		3.71%	US$500 million	US$500 million	20 [7]	June 15, 2027
4.70% Notes, Series CW	Multiple [9]	March 2048	$998.06	9	4.71%[9]	$325 million [9]	$475 million [9]	58.5 [4]	Sept. 6, 2047
3.625% Notes, Series CX	February 2018	March 2028	$989.49		3.75%	$600 million	$600 million	37 [4]	Dec. 1, 2027
4.60% U.S. Dollar Notes [10]	June 2018	November 2048	US$987.60		4.68%	US$750 million	US$750 million	25 [7]	May 16, 2048
3.30% Notes, Series CY	April 2019 [11]	May 2029	$991.75		3.40%	$1.0 billion	$NIL	43.5 [4]	Feb. 2, 2029

(1)             Interest is payable semi-annually. The notes require us to make an offer to repurchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

(2)             The effective interest rate is that which the notes would yield to an initial debt holder if held to maturity.

(3)             The notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

(4)             At any time prior to the respective maturity dates set out in the table, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread calculated over the period to maturity, other than in the case of the Series CT, Series CU, Series CW, Series CX and Series CY notes, for which it is calculated over the period to the redemption present value spread cessation date, or

notes to condensed interim consolidated financial statements	(unaudited)

(ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption. On or after the respective redemption present value spread cessation dates set out in the table, the notes are redeemable at our option, in whole but not in part, on not fewer than 30 and not more than 60 days’ prior notice, at redemption prices equal to 100% of the principal amounts thereof.

(5)             $500 million of 4.85% Notes, Series CP were issued in April 2014 at an issue price of $998.74 and an effective interest rate of 4.86%. This series of notes was reopened in December 2015 and a further $400 million of notes were issued at an issue price of $974.38 and an effective interest rate of 5.02%.

(6)             We have entered into a foreign exchange derivative (a cross currency interest rate exchange agreement) that effectively converted the principal payments and interest obligations to Canadian dollar obligations with a fixed interest rate of 2.95% and an issued and outstanding amount of $792 million (reflecting a fixed exchange rate of $1.3205).

(7)             At any time prior to the respective maturity dates set out in the table, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the U.S. Adjusted Treasury Rate plus the redemption present value spread calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption. On or after the respective redemption present value spread cessation dates set out in the table, the notes are redeemable at our option, in whole but not in part, on not fewer than 30 and not more than 60 days’ prior notice, at redemption prices equal to 100% of the principal amounts thereof.

(8)             We have entered into a foreign exchange derivative (a cross currency interest rate exchange agreement) that effectively converted the principal payments and interest obligations to Canadian dollar obligations with a fixed interest rate of 3.41% and an issued and outstanding amount of $667 million (reflecting a fixed exchange rate of $1.3348).

(9)             $325 million of 4.70% Notes, Series CW were issued in March 2017 at an issue price of $990.65 and an effective interest rate of 4.76%. This series of notes was reopened in February 2018 and a further $150 million of notes were issued at an issue price of $1,014.11 and an effective interest rate of 4.61%.

(10)        We have entered into a foreign exchange derivative (a cross currency interest rate exchange agreement) that effectively converted the principal payments and interest obligations to Canadian dollar obligations with a fixed interest rate of 4.41% and an issued and outstanding amount of $974 million (reflecting a fixed exchange rate of $1.2985).

(11)        Issued subsequent to the statement of financial position date and prior to the date of issuance of these condensed interim consolidated financial statements.

(c)          TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our $2.25 billion syndicated credit facility (see (d)) and is to be used for general corporate purposes, including capital expenditures and investments. This program enables us to issue commercial paper, subject to conditions related to debt ratings, up to a maximum aggregate amount at any one time of $1.4 billion (December 31, 2018 — $1.4 billion). Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. Commercial paper debt is due within one year and is classified as a current portion of long-term debt, as the amounts are fully supported, and we expect that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year. As at March 31, 2019, we had $1,105 million of commercial paper outstanding, all of which was denominated in U.S. dollars (US$827 million), with an effective weighted average interest rate of 3.04%, maturing through July 2019.

(d)         TELUS Corporation credit facility

As at March 31, 2019, TELUS Corporation had an unsecured revolving $2.25 billion bank credit facility, expiring on May 31, 2023 (December 31, 2018 — expiring on May 31, 2023), with a syndicate of financial institutions, which is to be used for general corporate purposes, including the backstopping of commercial paper.

TELUS Corporation’s credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests. These tests are that our net debt to operating cash flow ratio must not exceed 4.00:1.00 and our operating cash flow to interest expense ratio must not be less than 2.00:1.00, all as defined in the credit facility.

Continued access to TELUS Corporation’s credit facility is not contingent upon TELUS Corporation maintaining a specific credit rating.

As at (millions)	March 31, 2019	December 31, 2018
Net available	$1,145	$1,476
Backstop of commercial paper	1,105	774
Gross available	$2,250	$2,250

We had $186 million of letters of credit outstanding as at March 31, 2019 (December 31, 2018 — $184 million), issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility. We arranged $880 million of incremental letters of credit to allow us to participate in Innovation, Science and Economic Development Canada’s 600 MHz wireless spectrum auction that was held in March-April 2019, as discussed further in Note 18(a). Such letters of credit will remain outstanding until such time as our final payment for any awarded spectrum licences has been made.

notes to condensed interim consolidated financial statements	(unaudited)

(e)          TELUS International (Cda) Inc. credit facility

As at March 31, 2019, TELUS International (Cda) Inc. had a bank credit facility, secured by its assets, expiring on December 20, 2022, with a syndicate of financial institutions. The credit facility is comprised of a US$350 million (December 31, 2018 — US$350 million) revolving component and an amortizing US$120 million (December 31, 2018 — US$120 million) term loan component. The credit facility is non-recourse to TELUS Corporation. As at March 31, 2019, $412 million ($405 million net of unamortized issue costs) was outstanding, all of which was denominated in U.S. dollars (US$308 million), with the revolving component having a weighted average interest rate of 4.22%.

As at (millions)	March 31, 2019						December 31, 2018
	Revolving component		Term loan component [1]		Total		Revolving component		Term loan component		Total
Available	US$	153	US$	N/A	US$	153	US$	150	US$	N/A	US$	150
Outstanding	197		111		308		200		113		313
	US$	350	US$	111	US$	461	US$	350	US$	113	US$	463

(1)         We have entered into a receive-floating interest rate, pay-fixed interest rate exchange agreement that effectively converts our interest obligations on the debt to a fixed rate of 2.64%.

TELUS International (Cda) Inc.’s credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests. These tests are that TELUS International (Cda) Inc.’s net debt to operating cash flow ratio must not exceed 3.25:1.00 and its operating cash flow to debt service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00, all as defined in the credit facility.

The term loan is subject to an amortization schedule which requires that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

(f)           Lease liabilities

See Note 2(a) for details of significant changes to IFRS-IASB which have been applied effective January 1, 2019.

Lease liabilities are subject to amortization schedules, which results in the principal being repaid over various periods, including reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 4.15% as at March 31, 2019.

(g)         Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at March 31, 2019, are as follows:

Composite long-term debt denominated in	Canadian dollars			U.S. dollars					Other currencies
Years ending December 31	Long-term debt, excluding			Long-term debt, excluding		Currency swap agreement amounts to be exchanged
(millions)	leases	Leases	Total	leases	Leases	(Receive) [1]	Pay	Total	Leases	Total
2019 (remainder of year)	$—	$156	$156	$1,111	$11	$(1,105)	$1,098	$1,115	$17	$1,288
2020	1,000	192	1,192	8	16	—	—	24	27	1,243
2021	1,075	125	1,200	8	16	—	—	24	25	1,249
2022	1,249	110	1,359	390	15	—	—	405	17	1,781
2023	500	98	598	—	14	—	—	14	17	629
2024-2028	3,300	303	3,603	1,470	3	(1,470)	1,459	1,462	50	5,115
Thereafter	3,275	287	3,562	1,002	—	(1,002)	974	974	21	4,557
Future cash outflows in respect of composite long-term debt principal repayments	10,399	1,271	11,670	3,989	75	(3,577)	3,531	4,018	174	15,862
Future cash outflows in respect of associated interest and like carrying costs [2]	5,272	392	5,664	1,846	15	(1,780)	1,674	1,755	52	7,471
Undiscounted contractual maturities (Note 4(b))	$15,671	$1,663	$17,334	$5,835	$90	$(5,357)	$5,205	$5,773	$226	$23,333

(1)             Where applicable cash flows reflect foreign exchange rates as at March 31, 2019.

(2)             Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect as at March 31, 2019.

notes to condensed interim consolidated financial statements	(unaudited)

27           other long-term liabilities

As at (millions)	Note	March 31, 2019	December 31, 2018
Contract liabilities	24	$74	$78
Other		7	7
Deferred revenues		81	85
Pension benefit liabilities		426	446
Other post-employment benefit liabilities		36	45
Restricted share unit and deferred share unit liabilities		78	63
Derivative liabilities	4(d)	50	6
Other		20	70
		691	715
Deferred customer activation and connection fees	24	15	15
		$706	$730

28           Common Share capital

(a)         General

Our authorized share capital is as follows:

As at	March 31, 2019	December 31, 2018
First Preferred Shares	1 billion	1 billion
Second Preferred Shares	1 billion	1 billion
Common Shares	2 billion	2 billion

Only holders of Common Shares may vote at our general meetings, with each holder of Common Shares entitled to one vote per Common Share held at all such meetings so long as not less than 66-2/3% of the issued and outstanding Common Shares are owned by Canadians. With respect to priority in payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

As at March 31, 2019, approximately 47 million Common Shares were reserved for issuance, from Treasury, under a share option plan (see Note 14(d)).

(b)         Purchase of Common Shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, we may purchase a portion of our Common Shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust our capital structure. In December 2018, we received approval for a normal course issuer bid to purchase and cancel up to 8 million of our Common Shares (up to a maximum amount of $250 million) from January 2, 2019, to January 1, 2020.

29           contingent liabilities

Claims and lawsuits

General

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other wireless carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items enumerated following.

notes to condensed interim consolidated financial statements	(unaudited)

Certified class actions

Certified class actions against us include the following:

Per minute billing class action

In 2008 a class action was brought in Ontario against us alleging breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute. The action sought certification of a national class. In November 2014, an Ontario class only was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of Consumer Protection Act, and unjust enrichment claims; all appeals of the certification decision have now been exhausted. At the same time, the Ontario Superior Court of Justice declined to stay the claims of our business customers notwithstanding an arbitration clause in our customer service agreements with those customers. This latter decision was appealed and on May 31, 2017, the Ontario Court of Appeal dismissed our appeal. The Supreme Court of Canada granted us leave to appeal this decision and on April 4, 2019, granted our appeal and stayed the claims of business customers.

Call set-up time class actions

In 2005 a class action was brought against us in British Columbia alleging that we have engaged in deceptive trade practices in charging for incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient. In 2011, the Supreme Court of Canada upheld a stay of all of the causes of action advanced by the plaintiff in this class action, with one exception, based on the arbitration clause that was included in our customer service agreements. The sole exception was the cause of action based on deceptive or unconscionable practices under the British Columbia Business Practices and Consumer Protection Act, which the Supreme Court of Canada declined to stay. In January 2016, the British Columbia Supreme Court certified this class action in relation to the claim under the Business Practices and Consumer Protection Act. The class is limited to residents of British Columbia who contracted wireless services with us in the period from January 21, 1999, to April 2010. We have appealed the certification decision. A companion class action was brought against us in Alberta at the same time as the British Columbia class action. The Alberta class action duplicates the allegations in the British Columbia action, but has not proceeded to date and is not certified. Subject to a number of conditions, including court approval, we have now settled both the British Columbia and the Alberta class actions.

Uncertified class actions

Uncertified class actions against us include:

9-1-1 class actions

In 2008 a class action was brought in Saskatchewan against us and other Canadian telecommunications carriers alleging that, among other matters, we failed to provide proper notice of 9-1-1 charges to the public, have been deceitfully passing them off as government charges, and have charged 9-1-1 fees to customers who reside in areas where 9-1-1 service is not available. The plaintiffs advance causes of action in breach of contract, misrepresentation and false advertising and seek certification of a national class. A virtually identical class action was filed in Alberta at the same time, but the Alberta Court of Queen’s Bench declared that class action expired against us as of 2009. No steps have been taken in this proceeding since 2016.

Electromagnetic field radiation class actions

In 2013 a class action was brought in British Columbia against us, other telecommunications carriers, and cellular telephone manufacturers alleging that prolonged usage of cellular telephones causes adverse health effects. The British Columbia class action alleges: strict liability; negligence; failure to warn; breach of warranty; breach of competition, consumer protection and trade practices legislation; negligent misrepresentation; breach of a duty not to market the products in question; and waiver of tort. Certification of a national class is sought. On March 18, 2019, pursuant to terms of settlement, the Plaintiffs filed a Notice of Discontinuance discontinuing their claim against all defendants. In 2015 a class action was brought in Quebec against us, other telecommunications carriers, and various other defendants alleging that electromagnetic field radiation causes adverse health effects, contravenes the Quebec Environmental Quality Act, creates a nuisance, and constitutes an abuse of right pursuant to the Quebec Civil Code. The authorization hearing for this matter occurred in May 2018 and on June 27, 2018, the Quebec Superior Court dismissed the authorization application. That decision is now final.

notes to condensed interim consolidated financial statements	(unaudited)

Public Mobile class actions

In 2014 class actions were brought against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations. In particular, the Quebec action alleges that our actions constitute a breach of the Quebec Consumer Protection Act, the Quebec Civil Code, and the Ontario Consumer Protection Act. It has not yet proceeded to an authorization hearing. The Ontario class action alleges negligence, breach of express and implied warranty, breach of the Competition Act, unjust enrichment, and waiver of tort. No steps have been taken in this proceeding since it was filed and served.

Handset subsidy class action

In 2016 a class action was brought in Quebec against us and other telecommunications carriers alleging that we breached the Quebec Consumer Protection Act and the Civil Code of Quebec by making false or misleading representations relating to the handset subsidy provided to our wireless customers, and by charging our wireless customers inflated rate plan prices and termination fees higher than those permitted under the Act. The claim was later amended to also seek compensation for amounts paid by class members to unlock their mobile devices. The authorization hearing was held on April 30 and May 1, 2019, and the matter was taken under advisement.

Intellectual property infringement claims

Claims and possible claims received by us include:

4G LTE network patent infringement claim

A patent infringement claim was filed in Ontario in 2016 alleging that communications between devices, including cellular telephones, and base stations on our 4G LTE network infringe three third-party patents. The Plaintiff has since abandoned its claims in respect of two of the three patents. The claims based on the third patent are set to be tried in the fourth quarter of 2019.

Other claims

Claims and possible claims received by us include:

Area code 867 blocking claim

In 2018 a claim was brought against us alleging breach of a Direct Connection Call Termination Services Agreement, breach of a duty of good faith, and intentional interference with economic relations. The plaintiffs allege that we have improperly blocked calls to area code 867 (including to customers of a plaintiff), for which a second plaintiff provides wholesale session initiation trunking services. The plaintiffs seek damages of $135 million. On April 23, 2019, the Ontario Superior Court stayed this claim on the ground that the court has no jurisdiction over, or is not the appropriate forum, for the subject matter of this action.

Summary

We believe that we have good defences to the above matters. Should the ultimate resolution of these matters differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations, including cash flows, could result. Management’s assessments and assumptions include that reliable estimates of any such exposure cannot be made considering the continued uncertainty about: the nature of the damages that may be sought by the plaintiffs; the causes of action that are being, or may ultimately be, pursued; and, in the case of the uncertified class actions, the causes of action that may ultimately be certified.

notes to condensed interim consolidated financial statements	(unaudited)

30           related party transactions

(a)         Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

	Three months
Periods ended March 31 (millions)	2019	2018
Short-term benefits	$3	$3
Post-employment pension [1] and other benefits	1	1
Share-based compensation [2]	15	3
	$19	$7

(1)         Our Executive Leadership Team members are members of our Pension Plan for Management and Professional Employees of TELUS Corporation and certain other non-registered, non-contributory supplementary defined benefit pension plans.

(2)         For the three-month period ended March 31, 2019, share-based compensation expense is net of $2 (2018 — $(1)) of the effects of derivatives used to manage share-based compensation costs (Note 14(b)).

As disclosed in Note 14, we made initial awards of share-based compensation in 2018, including, as set out in the following table, to our key management personnel; awards in 2019 are expected to be made during the three-month period ending September 30, 2019. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the related expense will be recognized rateably over a period of years and thus only a portion of the 2018 initial awards are included in the amounts in the table above.

Three-month periods ended March 31	2019			2018
($ in millions)	Number of restricted share units	Notional value [1]	Grant-date fair value [1]	Number of restricted share units	Notional value [1]	Grant-date fair value [1]
Awarded in period	—	$—	$—	608,849	$28	$36

(1)         Notional value is determined by multiplying the Common Share price at the time of award by the number of units awarded. The grant-date fair value differs from the notional value because the fair values of some awards have been determined using a Monte Carlo simulation (see Note 14(b)).

The liability amounts accrued for share-based compensation awards to key management personnel are as follows:

As at (millions)	March 31, 2019	December 31, 2018
Restricted share units	$53	$41
Deferred share units [1]	23	21
	$76	$62

(1)         Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, Common Shares or cash. Deferred share units entitle directors to a specified number of, or a cash payment based on the value of, our Common Shares. Deferred share units are paid out when a director ceases to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan; during the three-month period ended March 31, 2019, $NIL (2018 — $NIL) was paid out.

Employment agreements with members of the Executive Leadership Team typically provide for severance payments if an executive’s employment is terminated without cause: generally 18—24 months of base salary, benefits and accrual of pension service in lieu of notice, and 50% of base salary in lieu of an annual cash bonus. In the event of a change in control, Executive Leadership Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

(b)         Transactions with defined benefit pension plans

During the three-month period ended March 31, 2019, we provided management and administrative services to our defined benefit pension plans; the charges for these services were on a cost recovery basis and amounted to $1 million (2018 — $1 million).

(c)          Transactions with real estate joint ventures

During the three-month periods ended March 31, 2019 and 2018, we had transactions with the real estate joint ventures, which are related parties, as set out in Note 21. As at March 31, 2019, we had recorded lease liabilities of $77 million in respect of our TELUS Sky lease; one-third of this amount is due to our economic interest in the real estate joint venture.

notes to condensed interim consolidated financial statements	(unaudited)

31           additional statement of cash flow information

(a)         Statements of cash flows — operating activities, investing activities and financing activities

		Three months
Periods ended March 31 (millions)	Note	2019	2018
OPERATING ACTIVITIES
Net change in non-cash operating working capital
Accounts receivable		$(26)	$203
Inventories		17	33
Contract assets		(2)	—
Prepaid expenses		(84)	(121)
Accounts payable and accrued liabilities		(63)	(358)
Income and other taxes receivable and payable, net		(216)	85
Advance billings and customer deposits		6	(9)
Provisions		(50)	(9)
		$(418)	$(176)
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences
Capital asset additions
Gross capital expenditures
Property, plant and equipment	17	$(639)	$(521)
Intangible assets	18	(133)	(137)
		(772)	(658)
Additions arising from leases	17	122	—
Additions arising from non-monetary transactions		4	8
Capital expenditures		(646)	(650)
Change in associated non-cash investing working capital		(147)	(88)
		$(793)	$(738)
FINANCING ACTIVITIES
Issue of shares by subsidiary to non-controlling interests
Issue of shares		$—	$43
Non-monetary issue of shares in business combination		—	(19)
Cash proceeds on share issuance		—	24
Transaction costs and other		—	—
		$—	$24

notes to condensed interim consolidated financial statements	(unaudited)

(b)         Changes in liabilities arising from financing activities

		Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
THREE-MONTH PERIOD ENDED MARCH 31, 2018
Dividends paid to holders of Common Shares	$299	$—	$(299)	$—	$299	$299
Dividends reinvested in shares from Treasury	—	—	20	—	(20)	—
	$299	$—	$(279)	$—	$279	$299
Short-term borrowings	$100	$—	$(6)	$—	$6	$100
Long-term debt
TELUS Corporation notes	$11,561	$750	$(250)	$38	$(5)	$12,094
TELUS Corporation commercial paper	1,140	1,314	(1,644)	33	—	843
TELUS Communications Inc. debentures	620	—	—	—	—	620
TELUS International (Cda) Inc. credit facility	339	97	(11)	10	(2)	433
Derivatives used to manage currency risks arising from U.S. dollar denominated long-term debt — liability	93	1,644	(1,634)	(71)	27	59
	13,753	3,805	(3,539)	10	20	14,049
To eliminate effect of gross settlement of derivatives used to manage currency risks arising from U.S. dollar denominated long-term debt	—	(1,644)	1,644	—	—	—
	$13,753	$2,161	$(1,895)	$10	$20	$14,049

	Beginning of period			Statement of cash flows		Non-cash changes
(millions)	As previously reported	IFRS 16, Leases transitional amount (Note 2(c))	As adjusted	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
THREE-MONTH PERIOD ENDED MARCH 31, 2019
Dividends payable to holders of Common Shares	$326	$—	$326	$—	$(326)	$—	$329	$329
Dividends reinvested in shares from Treasury	—	—	—	—	23	—	(23)	—
	$326	$—	$326	$—	$(303)	$—	$306	$329
Short-term borrowings	$100	$—	$100	$407	$(7)	$—	$—	$500
Long-term debt
TELUS Corporation notes	$12,186	$—	$12,186	$—	$—	$(52)	$2	$12,136
TELUS Corporation commercial paper	774	—	774	1,153	(809)	(13)	—	1,105
TELUS Communications Inc. debentures	620	—	620	—	—	—	1	621
TELUS International (Cda) Inc. credit facility	419	—	419	13	(19)	(9)	1	405
Lease liabilities	102	1,381	1,483	—	(88)	(5)	118	1,508
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt — liability (asset)	(73)	—	(73)	809	(810)	65	50	41
	14,028	1,381	15,409	1,975	(1,726)	(14)	172	15,816
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	—	—	(809)	809	—	—	—
	$14,028	$1,381	$15,409	$1,166	$(917)	$(14)	$172	$15,816